

Mail Stop 4561

October 14, 2008

Karen E. Campo, President
Solarte Hotel Corporation
3rd Street, Isla Colon
Bocas del Toro, Panama

> **Re:** **Solarte Hotel Corporation**
> **Amendment No. 2 to Form F-1**
> **Filed September 18, 2008**
> **File No. 333-152294**

Dear Ms. Campo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated September 5, 2008. We partially reissue the comment as we continue to note that your calculation of fee table has the offering of the company priced at $0.10 per share.

2. Your registration statement as filed on EDGAR does not have page numbers. Please include page numbers in your next amendment.

Plan of Operations

3. We note your response to comment 7 and the revised disclosure that the property is sufficiently large for the project. The intent of the prior comment seeking confirmation, if any, that the property could hold a hotel was aimed at the infrastructure and stability of the property. Please revise to clarify.

4. We note your response to comment 8 and the filed purchase agreement with this amendment as evidence of your specific business plan. We further note that the second term of the agreement requires payment of the total price within 60 days of the date of the contract. Considering the best efforts no minimum nature of this offering, it is not certain that you will have the required funds within 60 days. We also note that you can borrow from your control person; however, item 3 in this section discloses that the borrowing would be for the construction phase. As such, please revise to clarify your business plan and reconcile such plan with the terms of the purchase agreement.

5. In this section, please revise to discuss the consequence of not purchasing the property as outlined in exhibit 10.1.

6. We note that even though you have filed exhibit 10.1, your disclosure continues to state that you plan to have a "revised contract" that "can be agreed upon and signed and legal due diligence completed." Please revise to clarify if that means that the not exhibit is not a binding agreement.

Plan of Distribution

7. We note the disclosure that selling shareholders may sell shares in private transactions. Please revise to clarify that the fixed price requirement applies to all sales by your selling shareholders.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,


Thomas Kluck
Branch Chief


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